Exhibit 99.1
Alithya reports notable performance improvement with record Gross Margin as a Percentage of Revenues and Adjusted EBITDA Margin
Q3-2024 Highlights
•Revenues decreased 7.9% to $120.5 million, compared to $130.8 million for the same quarter last year. On a sequential basis, revenues increased by $2.0 million, from $118.5 million for the second quarter of this year.
•85% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin decreased 3.9% to $37.7 million, compared to $39.2 million for the same quarter last year.
•Gross margin as a percentage of revenues(1) increased to 31.3%, compared to 30.0% for the same quarter last year. On a sequential basis, gross margin as a percentage of revenues increased notably, compared to 29.4% for the second quarter of this year.
•Adjusted EBITDA(2) decreased 5.6% to $9.5 million, for an Adjusted EBITDA Margin(2) of 7.8% of revenues, compared to $10.0 million, or an Adjusted EBITDA Margin of 7.7% of revenues, for the same quarter last year. On a sequential basis, Adjusted EBITDA increased by $3.0 million, from $6.5 million from the second quarter of this year.
•Net loss was $2.5 million, or $0.03 per share, compared to a net loss of $5.5 million, or $0.06 per share, for the same quarter last year.
•Adjusted Net Earnings(2) amounted to $3.9 million, representing an increase of $0.3 million, or 8.5%, from $3.6 million for same quarter last year. This translated into Adjusted Net Earnings per Share(2) of $0.04 for the three months ended December 31, 2023 and 2022.
•Net cash from operating activities was $15.6 million, representing a decrease of $19.3 million, from $34.9 million of cash from operating activities for the same quarter last year.
•Q3 Bookings(1) reached $125.6 million, which translated into a Book-to-Bill Ratio(1) of 1.04 for the quarter. The Book-to-Bill Ratio is 1.20 when revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 are excluded.
•Backlog(1) represented approximately 16 months of trailing twelve-month revenues as at December 31, 2023.
•Signed 20 new clients.
•Increased and extended credit facility to $140.0 million, which can be further increased under an accordion provision to $190.0 million.
•Consolidated trading on the TSX and announced voluntary delisting from Nasdaq, with trading that ceased on February 9, 2024.
MONTREAL, CANADA (February 14, 2024) – Alithya Group inc. (TSX: ALYA) (“Alithya” or the “Company”) reported today its results for the third quarter fiscal 2024 ended December 31, 2023. All amounts are in Canadian dollars unless otherwise stated.
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Summary of the financial results for the third quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2024-Q3	F2023-Q3
Revenues	120,498	130,780
Gross Margin	37,679	39,218
Gross Margin as a percentage of revenues (%)(1)	31.3%	30.0%
Selling, general and administrative expenses	29,521	31,196
Selling, general and administrative expenses (%)(1)	24.5%	23.9%
Adjusted EBITDA(2)	9,456	10,021
Adjusted EBITDA Margin (%)(2)	7.8%	7.7%
Net Loss	(2,537)	(5,505)
Basic and Diluted Loss per Share	(0.03)	(0.06)
Adjusted Net Earnings(2)	3,939	3,632
Adjusted Net Earnings per Share(2)	0.04	0.04
(1)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See "Non-IFRS and Other Financial Measures" below.
(2)    These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and quantitative reconciliations of Adjusted Net Earnings and Adjusted EBITDA to the most directly comparable IFRS measures are presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Quote by Paul Raymond, President and CEO, Alithya:
"I am pleased with the performance of our team in Q3. In a challenging economic environment, we are reporting sequential growth in both revenues and margins, as well as a quarter of notable operational performance. Our gross margin and our Adjusted EBITDA, as a percentage of revenues, both represent the highest percentages to date in Alithya’s history as a publicly traded company.
Our continued progress on greater delivery efficiency, and expense reductions, is the result of the team’s hard work. This solid financial performance also produced notable positive cash flow, and corresponding reduction in debt. This reduction, coupled with the recently announced increase in our available credit facility, enhances our capability to continue our growth path, both organically and through acquisitions. On the revenues front, we experienced sequential growth, in all geographies, in the third quarter, while generating strong bookings in most areas.
Alithya has been in business for over 30 years and has grown from a niche regional player to a global trusted advisory since going public in 2018. We understand the challenges and opportunities in building a company for the long term in our industry. Our operational improvements accelerated in Q3, and prove the maturity of the Alithya team and the organization's agile mindset to rapidly adapt to our client’s changing needs, regardless of the economic environment.
It is with this in mind that we continue to lay the groundwork for the implementation of our next 3-year plan, which we will look forward to sharing at the start of fiscal 2025."
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Third Quarter Results
Revenues
Revenues amounted to $120.5 million for the three months ended December 31, 2023, representing a decrease of $10.3 million, or 7.9%, from $130.8 million for the three months ended December 31, 2022. On a sequential basis, revenues increased by $2.0 million, from $118.5 million for the second quarter of this year.
Revenues in Canada decreased by $9.5 million, or 12.3%, to $68.0 million for the three months ended December 31, 2023, from $77.5 million for the three months ended December 31, 2022. The decrease in revenues was principally due to a reduction in information technology investments in the banking sector, and certain client projects reaching maturity compared to the same quarter last year.
U.S. revenues decreased by $0.6 million, or 1.4%, to $47.1 million for the three months ended December 31, 2023, from $47.7 million for the three months ended December 31, 2022, due primarily to weaker conditions in certain areas of the information technology services sector, notably in digital skilling and change enablement services. The decreased revenues were partially offset by a favorable US$ exchange rate impact of $0.1 million between the two periods. On a sequential basis, revenues in the U.S. increased by $1.4 million, from $45.7 million for the second quarter of this year.
International revenues decreased by $0.1 million, or 1.7%, to $5.4 million for the three months ended December 31, 2023, from $5.5 million for the three months ended December 31, 2022, mainly due to reduced activities in Australia, partially offset by a favorable foreign exchange rate impact of $0.3 million between the two periods. On a sequential basis, revenues increased by $0.6 million, from $4.8 million for the second quarter of this year.
Gross Margin
Gross margin decreased by $1.5 million, or 3.9%, to $37.7 million for the three months ended December 31, 2023, from $39.2 million for the three months ended December 31, 2022. Gross margin as a percentage of revenues increased to 31.3% for the three months ended December 31, 2023, from 30.0% for the three months ended December 31, 2022. On a sequential basis, gross margin as a percentage of revenues increased notably, compared to 29.4% for the second quarter of this year.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, mainly due to higher margin offerings and utilization, and a proportionally larger decrease in the use of subcontractors compared to permanent employees. Gross margin as a percentage of revenues also increased on a sequential basis compared to the second quarter of this year.
In the U.S., gross margin as a percentage of revenues increased, compared to the same quarter last year, as a result of higher utilization and improved project performance. On a sequential basis, gross margin as a percentage of revenues also increased, compared to the second quarter of this year.
International gross margin as a percentage of revenues decreased slightly compared to the same quarter last year, mainly due to reduced activities in Australia. On a sequential basis, gross margin as a percentage of revenues increased compared to the second quarter of this year.
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Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $29.5 million for the three months ended December 31, 2023, representing a decrease of $1.7 million, or 5.4%, from $31.2 million for the three months ended December 31, 2022, driven mostly by decreases of $2.4 million in employee compensation costs and $0.6 million in non-cash share-based compensation, partially offset by increases of $0.8 million in professional fees and $0.3 million in internal IT projects and support costs. On a sequential basis, selling, general and administrative expenses decreased by $0.4 million, compared to $29.9 million for the second quarter, driven mainly by a reduction in employee compensation costs due to an ongoing review of Alithya's cost structure, in response to the current economic environment, since the beginning of the year, partially offset by certain seasonal, timing and initiatives driven increases.

Adjusted EBITDA
Adjusted EBITDA amounted to $9.5 million for the three months ended December 31, 2023, representing a decrease of $0.5 million, or 5.6%, from $10.0 million for the three months ended December 31, 2022. As explained above, decreased gross margin caused primarily by revenues decline was partially offset by decreased selling, general and administrative expenses. Adjusted EBITDA Margin was 7.8% for the three months ended December 31, 2023, compared to 7.7% for the three months ended December 31, 2022.
Net Loss
Net loss for the three months ended December 31, 2023 was $2.5 million, representing a decrease of $3.0 million, from $5.5 million for the three months ended December 31, 2022. The decreased loss was driven by decreased amortization of intangibles and depreciation of property and equipment, decreased business acquisition, integration and reorganization costs, decreased selling, general and administrative expenses, and increased income tax recovery, partially offset by decreased gross margin, and increased net financial expenses for the three months ended December 31, 2023, compared to the three months ended December 31, 2022. On a per share basis, this translated into a basic and diluted net loss per share of $0.03 for the three months ended December 31, 2023, compared to a net loss of $0.06 per share for the three months ended December 31, 2022.
Adjusted Net Earnings
Adjusted Net Earnings amounted to $3.9 million for the three months ended December 31, 2023, representing an increase of $0.3 million, or 8.5%, from $3.6 million for the three months ended December 31, 2022. As explained above, decreased selling, general and administrative expenses, decreased depreciation of property and equipment and right-of-use assets, increased foreign exchange gain, and increased income tax recovery were partially offset by decreased gross margin, and increased net financial expenses. This translated into Adjusted Net Earnings per Share of $0.04 for the three months ended December 31, 2023 and 2022.

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Liquidity and Capital Resources
For the three months ended December 31, 2023, net cash from operating activities was $15.6 million, representing a decrease of $19.3 million, from $34.9 million of cash from operating activities for the three months ended December 31, 2022. The cash flows for the three months ended December 31, 2023 resulted primarily from the net loss of $2.5 million, plus $9.9 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, and share-based compensation, partially offset by deferred taxes, gain on lease termination, net of impairment of property and equipment and right-of-use assets, and unrealized foreign exchange gain, and $8.2 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended December 31, 2022 resulted primarily from the net loss of $5.5 million, plus $14.3 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, share-based compensation, realized foreign exchange loss on repayment of long-term debt, deferred taxes, and unrealized foreign exchange loss, and $26.1 million in favorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $8.2 million during the three months ended December 31, 2023 consisted primarily of a $4.9 million decrease in unbilled revenues, a $2.9 million decrease in accounts receivable and other receivables, a $1.4 million increase in deferred revenues, and a $1.0 million decrease in prepaids, partially offset by a $1.4 million increase in tax credits receivable and a $0.5 million decrease in accounts payable and accrued liabilities. The accounts receivable and other receivables decrease consisted primarily of a decrease in DSO, largely timing related. For the three months ended December 31, 2022, favorable changes in non-cash working capital items of $26.1 million consisted primarily of a $12.6 million decrease in unbilled revenues, a $7.2 million decrease in accounts receivable and other receivables, a $3.2 million decrease in tax credits receivable, a $1.6 million increase in accounts payable and accrued liabilities, a $1.3 million increase in deferred revenues, and a $0.2 million decrease in prepaids.
Nine-Month Results
Revenues amounted to $370.6 million for the nine months ended December 31, 2023, representing a decrease of $15.9 million, or 4.1%, from $386.5 million for the nine months ended December 31, 2022. Gross margin decreased by $0.4 million, or 0.4%, to $110.6 million for the nine months ended December 31, 2023, from $111.0 million for the nine months ended December 31, 2022. Gross margin as a percentage of revenues increased to 29.8% for the nine months ended December 31, 2023, from 28.7% for the nine months ended December 31, 2022, despite annual salary increases which came into effect in the first quarter of this year and a $1.1 million provision on tax credits receivable related to previous periods recorded in the second quarter of this year. Adjusted EBITDA amounted to $25.0 million for the nine months ended December 31, 2023, representing a decrease of $0.7 million, or 2.7%, from $25.7 million for the nine months ended December 31, 2022. Net loss for the nine months ended December 31, 2023 was $19.0 million, representing an increase of $8.9 million, from $10.1 million for the nine months ended December 31, 2022. On a per share basis, this translated into a basic and diluted net loss per share of $0.20 for the nine months ended December 31, 2023, compared to a net loss of $0.11 per share for the nine months ended December 31, 2022. Adjusted Net Earnings amounted to $6.4 million for the nine months ended December 31, 2023, representing a decrease of $3.4 million, or 34.6%, from $9.7 million for the nine months ended December 31, 2022.

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Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with long-term growing return on investment; (v) our ability to service our debt and raise additional capital; (vi) our estimates regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; and (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya's Management Discussion and Analysis for the year ended March 31, 2023, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

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Non-IFRS and Other Financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. Adjusted Net Earnings, Adjusted Net Earnings per Share, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin, are non-IFRS measures and Bookings, Book-to-Bill Ratio, Backlog, DSO, Gross Margin as a Percentage of Revenues and Selling, General and Administrative as a Percentage of Revenues are other financial measures used in this press release. These measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight of our operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures. Additional details for these non-IFRS and other financial measures can be found in section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended December 31, 2023, filed on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov, and are incorporated by reference in this press release, which includes explanations of the composition and usefulness of these non IFRS financial measures and non IFRS ratios.
The following table reconciles net loss to Adjusted Net Earnings:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Net loss	(2,537)	(5,505)	(18,958)	(10,104)
Business acquisition, integration and reorganization costs	1,030	1,290	4,798	5,913
Amortization of intangibles	5,299	7,397	18,300	18,804
Share-based compensation	1,358	1,999	5,031	5,161
Impairment of property and equipment and right-of-use assets and (gain) loss on lease termination	(60)	—	1,323	—
Income tax related to deferred tax asset recognized on purchase price allocation	—	—	—	(6,026)
Effect of income tax related to above items	(1,151)	(1,549)	(4,130)	(4,004)
Adjusted Net Earnings (1)(2)	3,939	3,632	6,364	9,744
Basic and diluted loss per share	(0.03)	(0.06)	(0.20)	(0.11)
Adjusted Net Earnings per Share (1)(2)	0.04	0.04	0.07	0.10

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the quarter ended December 31, 2023, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
(2) Figures for the nine months ended December 31, 2023, reflect adjustments, related to the three months ended June 30, 2023, for certain changes to the calculations and assumptions.

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The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Revenues	120,498	130,780	370,585	386,477
Net loss	(2,537)	(5,505)	(18,958)	(10,104)
Net financial expenses	3,302	2,664	9,595	6,758
Income tax (recovery) expense	(346)	379	318	(5,751)
Depreciation	1,444	1,634	4,610	4,815
Amortization of intangibles	5,299	7,397	18,300	18,804
EBITDA (1)	7,162	6,569	13,865	14,522
EBITDA Margin (1)	5.9%	5.0%	3.7%	3.8%
Adjusted for:
Foreign exchange (gain) loss	(34)	163	(50)	63
Share-based compensation	1,358	1,999	5,031	5,161
Business acquisition, integration and reorganization costs	1,030	1,290	4,798	5,913
Impairment of property and equipment and right-of-use assets and (gain) loss on lease termination	(60)	—	1,323	—
Adjusted EBITDA (1)	9,456	10,021	24,967	25,659
Adjusted EBITDA Margin (1)	7.8%	7.7%	6.7%	6.6%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the quarter ended December 31, 2023, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

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Conference Call
Alithya will hold a conference call to discuss these results on February 14, 2024, at 9:00 AM Eastern Time. Interested parties can join the call by dialing (+1) 800 717 1738, conference ID 72305, or via webcast at https://www.icastpro.ca/msjyy6. The conference call recording can be accessed via the same URL link until March 14, 2024.
About Alithya
Empowered by the passion and enthusiasm of a talented global workforce, Alithya is positioned on the crest of the digital wave as a trusted advisor in strategy and digital technology services. Transforming the world one digital step at a time, Alithya leverages collective intelligence and expertise to develop practical IT solutions tailored to complex business challenges. As shared stewards of its clients' success, Alithya accompanies them through the full cycle of their digital evolutions, paving new roads to the future of their businesses.
Living up to its name, meaning truth, Alithya embraces a business model that avoids industry buzzwords and technical jargon to deliver straight talk provided by collaborative teams focused on three main pillars: strategic consulting, enterprise transformation, and business enablement.
With two gender parity certifications obtained in Canada and the United States, and in pursuit of indigenous relations and carbon neutral certifications, Alithya strives to balance its desire to do the right thing with its commitment to doing things right.
Source:
Benjamin Cerantola
Director of Communications
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis and the interim consolidated financial statements and notes for the three and nine months ended December 31, 2023 are available on are available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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